UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD
(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers
Dubai, United Arab Emirates
(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Item 8.01

On December 24, 2019,  Amira Nature Foods Ltd. (the “Company”) announced that itentered into a $40 million contract for the sale of basmati rice to a repeat customer in the Europe, the Middle East and Africa (“EMEA”) region. Amira expects to recognize the benefit of this contract in the fiscal year ending March 31, 2021.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the contract.

The information furnished under this section of the Report of Foreign Private Issuer on Form 6-K, including the exhibit related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of the Company, except as shall be expressly set forth by specific reference in such document.

FORWARD-LOOKING STATEMENTS

Cautionary Statement and Note on Forward-Looking Statements

As previously reported by the Company on Form 6-K filed with the SEC on March 18, 2019, in the second half of fiscal year 2019, the Company announced the conversion of the outstanding debt of Amira Pure Foods Private Limited, (“Amira India”) a partially-owned subsidiary of Amira Mauritius, the Company’s subsidiary, into equity (the “Deconsolidation”). This Deconsolidation resulted in Amira Mauritius’ ownership of Amira India being reduced from 80.4% to 49.8%. As a result, Amira India and its wholly owned subsidiaries will no longer be consolidated line item level) for purposes of preparing the Company’s consolidated financial statements which would be  included in the Company’s Form 20-F for the year ended March 31, 2019 which was not been filed with the SEC as of July 31, 2019, its prescribed due date or the date hereof. As a result of the Deconsolidation, the Company’s operating and financial results for fiscal 2019, (reflecting the Deconsolidation), will materially differ from those of prior periods and will  reflect a material reduction of  the Company’s  revenues, assets and liabilities in comparison to all  prior years reported by the Company on Form 20-F. This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of the Deconsolidation, new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Item 9.01.	Exhibits Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer